September 20, 2010

Via Facsimile (703) 813-6967

EDGAR Transmission and Overnight Delivery

Ms. Amanda Ravitz, Branch Chief - Legal

Ms. Tonya Bryan, Attorney-Advisor

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-3561

Re:	Lydall, Inc.

Form 10-K

Filed February 26, 2010

Definitive Proxy Statement on Schedule 14A

Filed March 17, 2010

File No. 001-07665

Dear Ms. Ravitz and Ms. Bryan:

Thank you for your letter dated September 9, 2010, providing an additional comment on the Definitive Proxy Statement on Schedule 14A, filed on March 17, 2010 (the “Proxy Statement”), of Lydall, Inc. (“Lydall” or the “Company”).

For your convenience, the comment set forth in your letter is reproduced below in bold face type and the Company’s response is set forth immediately after the comment.

Definitive Proxy Statement on Schedule 14A

Benchmarking, page 17

1.	We note your response to our prior comment 6 and reissue. Please confirm to us that in future filings, if benchmarking to a compensation survey, including the 2009/2009 [sic] Watson Wyatt Top Management Compensation Survey or the 2008 Mercer Executive Benchmarking Database, is material to your compensation policies and decisions, you will list the companies to which you benchmark and disclose the degree to which the compensation committee considered such companies comparable to you. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

Ms. Amanda Ravitz, Branch Chief - Legal

Ms. Tonya Bryan, Attorney-Advisor

U.S. Securities and Exchange Commission

September 20, 2010

The Company hereby confirms that, in its future filings, if benchmarking to a compensation survey, including the 2008/2009 Watson Wyatt top management Compensation Survey or the 2008 Mercer Executive Benchmarking Database, is material to our compensation policies and decisions, we will list the companies to which we benchmark and disclose the degree to which the Compensation Committee considered such companies comparable to us.

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As requested in your letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its SEC filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the Company’s SEC filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Once again, thank you for your comments. If I can be of assistance in answering any additional questions in connection with this response, please call me at (860) 327-0202.

Sincerely,

Paul G. Igoe
Vice President, General Counsel and Secretary

cc:	Dale G. Barnhart, President and Chief Executive Officer